Exhibit 99.1

FCA maintained its growth momentum during the summer period, with passenger car sales in Europe up 16.0% in July and 13.9% in August. For both months, the year-over-year increase was higher than the industry average. The Fiat brand continues to lead the European A segment, with the 500 and Panda achieving a combined share of nearly 28.0% for the eight months through August. The Fiat 500L marked 11 consecutive months as the best selling Small MPV in Europe, with a 23.1% share for the year-to-date. With the contribution of the new Fiat 500X (one of the most popular vehicles in the Small SUV segment), the Fiat brand registered a 13.6% sales increase in July and an 8.3% increase in August. Alfa Romeo also posted a positive result in August, with sales up 7.3%. Jeep posted another outstanding month with European sales up 163.0% for the year-to-date driven by demand for the new Jeep Renegade.

The European passenger car market (EU28+EFTA) continued the positive trend during the summer period, with new vehicle registrations up 11.5% in August (to nearly 782,000 units) and 9.5% in July (to 1,184,000 units).

For the eight months year-to-date, registrations were up 8.6% over the same period in 2014 to 9,382,000 vehicles.

FCA closed the summer period with double-digit increases in European sales and August marked the eighth consecutive month that the Group has outperformed the industry average. In July, sales were up 16.0% year-over-year to 75,000 vehicles and market share was 30 basis points higher at 6.3%. In August, Group sales in Europe were up 13.9% to 40,000 units with a 10-basis-point increase in share. This result is significant given that Italy, the Group’s principal market in Europe, typically experiences a seasonal drop in vehicle registrations in August.

For the eight months year-to-date, FCA sales increased 13.2% to more than 588,000 vehicles and share was 30 basis points higher at 6.3%.

So far this year, the Group has outperformed the industry average in the major European markets. Sales were up 17.1% year-to-date in Italy, 9.2% in Germany, 13.3% in France and 28.8% in Spain.

Fiat brand posted an 8.3% increase in August with nearly 29,000 vehicles sold and European market share at 3.7%. July sales were up 13.6% to more than 57,300 vehicles, with market share 10 basis points higher at 4.8%.

For the year-to-date, the brand’s European sales were up 10.0% to nearly 442,500 vehicles and share was 4.7%.

The brand posted increases for both July and August in nearly all major markets. Sales in Italy were up 15.7% in July and 3.8% in August. There were also significant increases in Germany (11.3% in July and 6.9% in August), France (25.6% in July and 21.9% in August) and Spain (15.2% in July and 7.8% in August).

The brand maintained its lead in the European A segment, with the 500 and Panda accounting for a combined 28.0% share for the year-to-date. With the launch of the all-new 500 in July, the model was absolute segment leader for July, August and the eight months year-to-date. The 500L also had a positive summer, ranking number one in the European Small MPV segment in July and August. For the year-to-date, sales of the 500L totaled 61,000 and segment share was above 23.0%. In addition to the 500 and 500L, the new 500X is also making a strong contribution to results for the 500 family. Sales of the 500X have passed the 41,000 unit mark, representing a 5.85% segment share for the year-to-date. In Italy, the 500X is segment leader so far this year. The 500 family continues to be popular across Europe, with 71.7% of sales generated outside of Italy.

Lancia/Chrysler posted August sales of nearly 2,900 vehicles with share unchanged at 0.4%. In July, brand sales totaled 4,800 vehicles with share at 0.4%. In Italy, Lancia registered sales increases of 14.1% in July and 11.8% in August.

Year-to-date, brand sales across Europe totaled 43,600 units and market share was 0.5%.

For the Ypsilon, Lancia’s number one selling model, sales increased 3.9% in July and 9.1% in August, with nearly 41,500 vehicles sold year-to-date. The new version of the Ypsilon, already available in Italy, is currently being introduced in other markets across Europe. In Italy, sales of Ypsilon were up 22.4% in July and 18.1% in August, with market share up 40 basis points for the year-to-date period at 13.0%.

Alfa Romeo posted August sales of more than 2,800 vehicles (+7.3%) and July sales of 4,700 vehicles. For both months, European market share was 0.4%. In addition to positive results in August in Italy (+36.7%) and Spain (+11.6%), the brand posted sales increases in July in both Germany (+39.7%) and Austria (+53.7%).

Year-to-date, the brand’s European sales totaled nearly 38,500 units and market share was 0.4%.

Jeep marked its 22nd-consecutive month of year-over-year sales growth in August, to close an all-time record summer period in Europe. In August, brand sales were up 112.7% year-over-year to more than 4,800 vehicles and, in July, sales were up 139.3% to over 7,300 vehicles. For both months, the brand’s European market share was double the prior year’s level at 0.6%.

The brand posted increases in markets across Europe and, in some cases, significantly outperformed the industry average. To cite the main markets only: Italy (+216.5% in August and +247.6% in July), Germany (+45.7% in August and +42.3% in July), France (+173.3% in August and +409.1% in July), the UK (+58.0% in August and +148.6% in July) and Spain (+297.3% in August and +262.8% in July).

Year-to-date, sales were up 163.0% to more than 57,000 vehicles and European market share doubled to 0.6%.

The brand’s results were driven by the performance of the new Jeep Renegade, which has firmly established itself among the top ten in the Small SUV segment in Europe. Sales of the Renegade for July and August combined exceeded 7,200 vehicles.

For Ferrari and Maserati, the Group’s luxury brands, European sales totaled 849 vehicles in July, 400 in August and 6,237 for the year-to-date.

London, 15 September 2015

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